Exhibit (a)(1)

                   EXTENSION OF OFFER TO PURCHASE FOR CASH

                                MR. BEN FARAHI
                 IS OFFERING TO PURCHASE UP TO 25,000 UNITS OF
                       LIMITED PARTNERSHIP INTEREST IN
                       BIGGEST LITTLE INVESTMENTS, L.P.,
                        A DELAWARE LIMITED PARTNERSHIP,
                          FOR $165 PER UNIT IN CASH

     I will purchase up to 25,000 (approximately 14%) of the outstanding units of limited partnership interest in your partnership. If more units are tendered to me, I will accept units on a pro rata basis according to the number of units tendered by each person.

     You will not pay any fees or commissions if you tender your units, with the exception of taxes or fees which may be payable in respect of custodial or other beneficiary accounts.

     My offer is not subject to any minimum number of units being tendered.

     I am an affiliate of your general partner. I am making this offer with a view towards making a profit.

     Depending on your tax circumstances, there may be federal income tax benefits associated with a tender of your units. In the event that my purchase price is less than your tax basis for any units you tender in this offer, you will receive the tax benefit of your loss at the time of your tender, rather than deferring this benefit until you sell the units at a later time.

My offer and your withdrawal rights will expire at 12:00 midnight, New York City time, on February 28, 2008, unless I extend the deadline.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE DATED DECEMBER 17, 2007 (THE "OFFER TO PURCHASE") FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH MY OFFER, INCLUDING THE
FOLLOWING:

        - On October 16, 2006, your general partner completed a thorough review of an offer received by the partnership from counsel to Monarch Casino & Resort, of which my brothers, John and Bob Farahi, are officers and directors, proposing to purchase the Sierra Marketplace Shopping Center, the partnership's sole property, at a cash price of $27 million, subject to certain conditions. The general partner concluded that this offer was not in the best interest of the partnership's limited partners and, therefore, did not enter into negotiations with Monarch. In the event that the partnership had accepted the offer and distributed the proceeds therefrom, the limited partners would have been entitled to an amount equal to approximately $175 per unit. I own approximately 10.3% of the outstanding shares of common stock of Monarch Casino & Resort and, as such, am deemed to be an affiliate of Monarch. Further, I served as an officer and director of Monarch Casino & Report from its inception until my resignation from such positions in May 2006. Accordingly, a conflict of interest exists for me between my stock ownership of Monarch Casino & Resort and my position as sole manager of your partnership's general partner. Moreover, as described below, control of the actions of Western Real Estate Investments, LLC, a limited liability company of which each of my brothers and I were one-third members and that owned approximately 50.8% of the partnership's outstanding units, is currently subject to dispute between me, on the one hand, and my brothers, on the other hand.

        - Although I anticipate that the value of the Sierra Marketplace property may appreciate substantially in the next five to 10 years and, therefore, I do not believe that a sale of the property before that time is in the best interests of your partnership, I will consider any unsolicited offers received by the partnership relating to Sierra Marketplace, in accordance with my fiduciary duties as the sole manager of the partnership's general partner. I considered Monarch's unsolicited offer in accordance with those fiduciary duties.

        - On June 22, 2006, I filed Articles of Dissolution with the Secretary of State of the State of Nevada with respect to Western Real Estate Investments, LLC, in which I own a one-third interest, and of which I am the sole managing member. As mentioned above, Western Real Estate Investments owned 91,902 units, constituting 50.8% of the outstanding units. Shortly after my filing, the Articles of Dissolution with respect to Western Real Estate Investments were challenged by my brothers. I believe that each of my brothers and I own one-third of the assets of Western Real Estate Investments and, accordingly, one-third of Western's partnership units. In March 2007, I took the action of transferring 95%, or 87,306, of Western's units to each of the three members proportionately. Such transfers were made effective April 1, 2007. Together with the units I own individually, then, I own, directly or indirectly, approximately 27.5% of the outstanding units and may be in a position to influence the outcome of partnership decisions on which limited partners may vote. However, in the event that it is eventually determined under Nevada law that my brothers can reverse the distribution by Western Real Estate Investments and control its actions, it is possible, although unlikely, that they would control a majority interest in the partnership's outstanding units. As majority owners of the partnership, my brothers could remove and replace the general partner of the partnership of which I am the sole manager, and control whether, and on what terms, the Sierra Marketplace is sold or cause the partnership to take actions such as making additional investments in mortgage loans or real estate, mortgaging the Sierra Marketplace and otherwise conducting the partnership's business.

        - I am making my offer to make a return on my investment.
          Accordingly, in establishing my purchase price I was motivated to set the lowest price for your units that might be acceptable to you consistent with my objectives. Such objectives may conflict with your interest in receiving the highest price for your units.

        - My purchase price of $165 is not based on any third party appraisal or valuation. In addition, my purchase price was determined without any arm's-length negotiation between me and your partnership. No independent person has given an opinion on the fairness of my offer, and no representation is made by me or the general partner of your partnership on the fairness of my offer. My purchase price is in excess of 37% above the average price for the limited number of units which were traded in the informal secondary market between January 2006 and August 2007. I have estimated the liquidation value per partnership unit at $186, using a very conservative calculation methodology. (see "Section 13. Background of the Offer" below).

        - If you tender your units you will be giving up future potential value from owning the units.

        - You may receive more value by retaining your units than by selling your units to me.

        - I am an affiliate of the general partner of your partnership. For the year ended December 31, 2006 and the fiscal quarter ended September 30, 2007, the general partner was allocated an aggregate of $15,744 and $14,192, respectively, of your partnership's taxable income for acting in its capacity as the general partner and $111,797 and $84,328, respectively, in management fees.

        - It is possible that I may conduct a future offer at a higher price. I anticipate continuing to make offers, on a periodic basis. However, I will not make any further offers upon the occurrence of any of the following: (i) I no longer have the financial wherewithal to undertake such offers or (ii) the number of limited partners would decrease below 500 as a result of such offers. It is my intent and goal to acquire 50% or more of the units of your partnership and to provide the limited partners of your partnership with a cost-effective liquidity alternative to the more expensive secondary market.

     The Offer to Purchase is amended by this Extension of Offer to Purchase by extending the expiration date of the offer from January 30, 2008 to February 28, 2008 and by increasing the number of outstanding units of limited partnership interest in your partnership for which I am making an offer from 20,000 to 25,000.

     The section of the Offer to Purchase entitled "SUMMARY TERM SHEET - THE OFFER" is hereby amended by deleting it in its entirety and replacing it with the following:

        "THE OFFER. Subject to the terms hereof, I am offering to acquire 25,000 of the limited partnership units of BIGGEST LITTLE
        INVESTMENTS, L.P., your partnership, for $165 per unit in cash. See "Section 1. Terms of the Offer" and "Section 13. Background of the Offer."

     The section of the Offer to Purchase entitled "SUMMARY TERM SHEET - EXPIRATION DATE" is hereby amended by deleting it in its entirety and replacing it with the following:

        "EXPIRATION DATE. My offer expires on February 28, 2008, unless extended, and you can tender your units until my offer expires. See "Section 1. Terms of the Offer."

     The section of the Offer to Purchase entitled "THE OFFER - SECTION 1. TERMS OF THE OFFER" is hereby amended by deleting it in its entirety and replacing it with the following:

          "SECTION 1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the offer, I will accept and thereby purchase up to 25,000 units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in
        Section 4 of this offer to purchase. For purposes of this offer, the term "expiration date" means 12:00 Midnight, New York City time, on February 28, 2008, unless I have extended the period of time during which the offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as extended by me, expires. See Section 5 of this offer to purchase for a description of my right to extend the period of time during which the offer is open and to amend or terminate my offer."

     The section of the Offer to Purchase entitled "THE OFFER - SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS" is hereby amended by deleting it in its entirety and replacing it with the following:

          "SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. If the number of units validly tendered on or before the expiration date and not properly withdrawn is 25,000 or less, I will accept for payment, subject to the terms and conditions of the offer, all units so tendered. If more than 25,000 units are validly tendered on or prior to the expiration date and not properly withdrawn, I will accept for payment an aggregate of 25,000 units so tendered on a pro rata basis according to the number of units validly tendered by each limited partner with appropriate adjustments to avoid purchases of fractional units."

     The section of the Offer to Purchase entitled "THE OFFER - SECTION 12. SOURCE OF FUNDS" is hereby amended by deleting it in its entirety and replacing it with the following:

          "SECTION 12. SOURCE OF FUNDS. I expect that approximately $4,125,000, exclusive of fees and expenses, will be required to purchase all of the 25,000 units I am seeking in this offer. I plan to obtain the funds necessary to consummate the offer, including fees and expenses, from my personal funds. My personal net worth is in excess of $10,000,000. Assets that are not readily marketable do not make up a significant portion of my net worth and I am not a maker of any material guarantees."





     I have filed with the Commission a Schedule TO, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to my offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in Section 9 hereof, except that they will not be available at the regional offices of the Commission.

                                                   BEN FARAHI


January 30, 2008



     The letter of transmittal and any other required documents should be sent or delivered by you or your broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

   VIA U.S. MAIL     American Stock Transfer & Trust Company
                     59 Maiden Lane
                     New York, New York 10038
                     Attn:  Reorg. Department - RAM 2

   VIA HAND AND      American Stock Transfer & Trust Company
   OVERNIGHT COURIER 6201 15th Avenue
                     Brooklyn, New York 11219
                     Attn:  Reorg. Department - RAM 2

   VIA FACSIMILE:    (718) 234-5001

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent.

                    The Information Agent for the Offer is:

                           MacKenzie Partners, Inc.
                              105 Madison Avenue
                           New York, New York 10016
                       tenderoffer@mackenziepartners.com

                                 800-322-2885
                                 212-929-5500